Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Rogers Communications Inc. (“RCI” or the “Company”)
333 Bloor Street East, 10th Floor
Toronto, Ontario M4W 1G9

Item 2	Date of Material Change

March 7, 2022

Item 3	News Release

A press release was issued and disseminated through Globe Newswire on March 7, 2022 and subsequently filed on SEDAR.

Item 4	Summary of Material Change

On March 7, 2022, Rogers Communications Inc. priced a private offering of five series of US dollar denominated senior notes with an aggregate principal amount of US$7.05 billion and priced a private offering of four series of Canadian dollar denominated senior notes with an aggregate principal amount of $4.25 billion. The US dollar denominated senior notes consist of US$1.0 billion of 2.95% senior notes due 2025, US$1.3 billion of 3.20% senior notes due 2027, US$2.0 billion of 3.80% senior notes due 2032, US$750 million of 4.50% senior notes due 2042 and US$2 billion of 4.55% senior notes due 2052 (collectively, the “US Notes”). The Canadian dollar denominated senior notes consist of $1.25 billion of 3.10% senior notes due 2025, $1.0 billion of 3.75% senior notes due 2029, $1.0 billion of 4.25% senior notes due 2032 and $1.0 billion of 5.25% senior notes due 2052 (collectively, the “Cdn Notes” and, together with the US Notes, the “Notes”).

Item 5	Full Description of Material Change

The net proceeds from the issuance of the US Notes and the issuance of the Cdn Notes will be approximately US$6.95 billion and $4.22 billion, respectively. RCI expects to use the net proceeds from both offerings to pay a portion of the cash consideration for its pending acquisition of Shaw Communications Inc. and to pay associated fees and expenses. The offering of the US Notes and the offering of the Cdn Notes closed on March 11, 2022.

The Notes will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws in the United States and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act and applicable state securities laws. The US Notes are being offered and sold only to persons reasonably believed to be qualified institutional buyers in accordance with Rule 144A under the Securities Act and to non-U.S. persons outside the United States in accordance with Regulation S under the Securities

Act. The US Notes are not being offered or sold to investors in Canada. The Cdn Notes were offered, through a syndicate of agents on a private placement basis, to persons resident in a Canadian province and to investors in certain other jurisdictions outside of Canada (excluding the United States).

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

For further information, please contact:

Marisa Wyse, Chief Legal Officer and Corporate Secretary
at (416) 935-7585

Item 9	Date of Report

March 14, 2022